Filed by Athena Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No.: 001-40209

Subject Company: Heliogen, Inc.

In connection with the previously announced business combination between Athena Technology Acquisition Corp. (“Athena”) and Heliogen, Inc. (“Heliogen”), the following interview was conducted on September 16, 2021. A transcript of the interview is being filed herewith as a written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

Brian Sullivan:

All right, welcome back. Well, we just talked about fossil fuels. Now let's transition to a discussion about transitioning to a more renewable power. Recently, a new SPAC, Athena Acquisition, decided to merge with a company called Heliogen, which is a revolutionary solar power company started by Bill Gross. No, not that Bill Gross, the other Bill Gross.

Brian Sullivan:

Phyllis Newhouse is the CEO of Athena and cybersecurity from Xtreme Solutions. She's also a pioneer, because she also runs the only all-female SPAC, and is currently the only black woman to run a SPAC at all. She's a member of the Forbes 50 over 50 investments, and a 22-year army veteran. After that introduction, Phyllis, I don't know if we have time for the interview. I'm kidding, welcome, great to have you on the show.

Phyllis Newhouse:

We have time, good morning. Good morning to you.

Brian Sullivan:

That's a long card. That's many LinkedIn profiles. Phyllis it's great to have you on the program. First off, you probably heard the previous segment. Let's talk about this. Bill Gross, the idea guy, not the bond guy coming up with this idea about how to sort of really target solar power. What did you see in Heliogen that made it so attractive to your SPAC Athena?

Phyllis Newhouse:

Well, I will tell you this, we looked at over a dozen companies, and we had very, very strict criteria with what we look for. We were looking for strong technical capabilities, innovation, an ability to scale. And when we had an opportunity to talk to Bill Gross and his team they checked every single box.

Phyllis Newhouse:

And what got us really excited about it is that our SPAC had a lot of technical expertise and we wanted to deploy that. And we wanted to work with a company that we felt like we could bring something to the table. And I'll tell you what was exciting is that we found that Bill Gross was solving a very old, complicated problem. And how was he doing that? He was using AI, computer vision, and other advanced technologies to make solar wind and solar power more scalable, less dependent on the sun shining or the wind blowing. And so he has come up with this advanced technology and the concept that's game changing.

Phyllis Newhouse:

And we were also looking for something that was going to be very, very disruptive in the energy. And we believe that this technology is very disruptive in this industry.

Brian Sullivan:

Yeah, and it's not just about solar. It also is solar to use what they call green... There's different types of hydrogen, and it's 5:40 in the morning, so without sort of going into the science, you don't want to bore our viewers back than sleep. But green hydrogen, sort of the more renewable sustainable kind, using it to power that, I feel like, and I do a lot of energy reporting Phyllis, that maybe the power of hydrogen is not reported enough.

Phyllis Newhouse:

Absolutely. And it's a technology that's more efficient and economical than the traditional solar energy generation. And so the ultimate goal here is to replace fossil fuel and be powered, the energy powered by the sunlight; that's what the ultimate goal is.

Phyllis Newhouse:

So if you think of Heliogen, they really solved the old problem, computer vision has been around for a long time, but they've found a way to use those events, technologies to solve that very, very, very complicated problem in the industry.

Brian Sullivan:

Yeah. And also this, you mentioned AI, artificial intelligence earlier Philips, because your background, 22-year army vet, but then you transition, you've got Xtreme Solutions, you've been there 20 years, cybersecurity, an IT firm as well, kind of plays in together. I want to ask you a question about that because you've got both the sort of military background in cybersecurity, where do we go on policy regarding all these hacks by foreign actors that we are seeing Phyllis? I mean, if you can shut down the biggest pipeline in the United States in your backdoor of Atlanta, right? We need the gas to come through Atlanta up here to New Jersey-

Phyllis Newhouse:

Absolutely

Brian Sullivan:

... what kind of policy changes do we need to make?

Phyllis Newhouse:

Well I think we're going to see a more strict governance and compliance around companies and holding them accountable. I would just give you an example, within the last two years we've seen over a 7,000% increase in ransomware attacks. And why is that happening?

Phyllis Newhouse:

Well if you look at what happened to the world, it changed, we went to a rapid work from home, remote organizations, even the largest organizations were not prepared to work from home. And so that's created a lot of problems in terms of uses of networks, and not having strict health hygiene around using networks, and organizations just weren't prepared.

Phyllis Newhouse:

So what I see for the future, I see a lot of governance and compliance that's going to hold companies accountable because if you look at the cyber field alone, there's a shortage in this field as well. And so you are having a 7,000% increase in cyber attacks, I think you're going to see strict governance.

Brian Sullivan:

Yeah, wow. I mean, multi-thousand point increases in cybersecurity, shutting off gas, I mean, if that doesn't get a wake up call maybe to policy makers, I'm not sure what will.

Phyllis Newhouse:

Absolutely.

Brian Sullivan:

Phyllis Newhouse of Athena Acquisition, Xtreme Solutions, Phyllis a real pleasure to have you on the show this morning, have a great day, thank you.

Phyllis Newhouse:

You too, thank you for having me.

Brian Sullivan:

All right-

Additional Information and Where to Find It

In connection with the proposed business combination, Athena Technology Acquisition Corp. (“Athena”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus, which has not yet become effective. After the registration statement is declared effective, Athena will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Additional information about the proposed business combination and related transactions is described in Athena’s combined proxy statement/prospectus relating to the proposed business combination and the businesses of Athena and Heliogen, Inc. (“Heliogen”), which Athena has filed with the SEC. The proposed business combination and related transactions will be submitted to stockholders of Athena for their consideration. Athena’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus, when available, and other documents filed in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination and related transactions, because these materials will contain important information about Heliogen, Athena and the proposed business combination and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Athena as of a record date to be established for voting on the proposed business combination and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by Athena, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Phyllis Newhouse, President and Chief Executive Officer, Athena Technology Acquisition Corp., 125 Townpark Drive, Suite 300, Kennesaw, GA 30144, or by telephone at (970) 924-0446.

Participants in the Solicitation

Athena, Heliogen and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from Athena’s stockholders in respect of the proposed business combination and related transactions. Information regarding Athena’s directors and executive officers is available in its Registration Statement on Form S-1 and the prospectus included therein filed with the SEC on March 3, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary and, when available, will be contained in the definitive proxy statements/prospectus related to the proposed business combination and related transactions, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.